Settlement Agreement
THIS AGREEMENT is made this 5th day of December, 2016
B E T W E E N:
BRADLEY GEORGE THOMPSON
(“Employee”)
- and -
ONCOLYTICS BIOTECH INC.
(“Employer”)
Background:
A.    Employee’s employment was terminated by Employer; and
B.    Employee and Employer have agreed to terms and conditions providing for payments and other valuable consideration to Employee by Employer in exchange for Employee executing this agreement and its schedules (“collectively the “Agreement”).
THE PARTIES THEREFORE AGREE AS FOLLOWS:

1.	Employee confirms that upon receipt of the first payment under Paragraph 2 below, he will have received from Employer all of his statutory entitlements including but not limited to vacation pay.

2.
Employer will pay Employee a total severance payment of CAD $1,330,828 (minus required deductions). This amount will be paid in 12 monthly installments of $110,902 (minus required deductions). At Employee’s request, the installments will be taxed at the usual taxation rate (rather than the 30% retiring allowance rate) without CPP and EI deductions. Employee agrees to indemnify and save Employer harmless from and against any and all actions, causes of action, claims, proceedings, applications, complaints and demands whatsoever arising from or related to such taxation. The first payment will be made upon this Agreement being fully executed, and will made via cheque to Employee. All remaining payments will be made via direct deposit to Employee’s bank account on or before the 15th of the month, commencing on January 15, 2017.

3.	Employee will immediately resign from Employer Board of Directors and will execute all documentation to effect such resignation.

4.
Notwithstanding the terms of Employer’s Stock Option Plan, Employer will extend the term of 1,880,160 of Employee’s outstanding stock options to the earlier of: (i) the date of the expiration of the applicable option period; and (ii) 5:00 p.m. (Calgary time) on the date of the last payment outlined in paragraph 2 above. An aggregate of 608,000 of Employee’s options which are not scheduled to vest until December 1, 2017 (as to 304,000 options) and December 1, 2018 (as to the remaining 304,000 options) will not be extended and will terminate in accordance with their terms. The option schedule is set out in Schedule “B”.

5.
All share awards granted to Employee under Employer’s Incentive Share Award Plan and the resolution of the Board of Directors of Employer dated September 9, 2016, shall have immediately terminated effective as of November 2, 2016.

6.	Employee confirms that he will adhere to the terms of his employment agreement, including but not limited to the confidentiality and non-competition covenants.

7.	Employee can keep the electronics in his possession that were supplied to him as part of his employment. Employee will ensure that no Employer confidential information is retained on such devices.

8.	The mosaic which is Employee’s property can be removed from Employer’s office by Employee. Employee is responsible for all associated costs.

9.	Employer will issue a press release in the following form:
Oncolytics Biotech® Inc. Announces Change to Board of Directors

CALGARY, AB, November xx, 2016 --- Oncolytics Biotech® Inc. (“Oncolytics” or the “Company”) (TSX: ONC) (OTCQX: ONCYF) (FRA: ONY) today announced that Dr. Brad Thompson has resigned from Oncolytics board of directors effective immediately.

10.
Employee will execute the release agreement attached as Schedule “A” (the “Release”) and return an originally executed copy to Employer. Nothing in this Agreement or the Release is intended to prevent Employee from communicating in good faith with the any securities regulatory authority regarding violations of securities laws by the Employer.

11.
Employee acknowledges that he has received independent legal advice from McLennan Ross LLP with respect to the terms and conditions of this Agreement and that he fully understands them. Employee voluntarily accepts the terms and conditions of this Agreement for the purpose of making full and final compromise, adjustment and settlement of all claims as aforesaid.

12.
Employee will not disclose this Agreement or the terms of settlement contained in this Agreement to any person or corporation except to the extent that such disclosure is required by law or to the extent necessary to permit him to obtain legal and/or financial advice in connection with this Agreement.

13.
This Agreement will enure to the benefit of and be binding upon the heirs, executors, administrators and legal personal representative of Employee and the successors and permitted assigns of Employer respectively.

14.	This Agreement will be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable in Alberta.

15.	Employee acknowledges receipt of a copy of this Agreement duly signed by Employer.

16.	This Agreement may be executed in counterparts and by facsimile and electronic (pdf) transmission.
IN WITNESS WHEREOF the parties have executed this Agreement.

SIGNED, AND DELIVERED	)
in the presence of:	)
)
Michael Aasen	)	/s/ Brad Thompson	(s)
Witness	)	BRADLEY GEORGE THOMPSON

ONCOLYTICS BIOTECH INC.
	Per:	/s/ Wayne Pisano

SCHEDULE “A”

WHEREAS:
(a)    the employment of BRADLEY GEORGE THOMPSON (the “Employee”) with ONCOLYTICS BIOTECH INC. (the “Employer”) has ceased; and
(b)    the Employee has agreed to accept for good consideration the terms of settlement outlined in the settlement agreement to which this Release and Indemnity is attached as Schedule “A” (the “Settlement Terms”) in full settlement of all Claims (as defined below);
NOW THEREFORE THIS RELEASE AND INDEMNITY WITNESSES that, in consideration of the Settlement Terms and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Employee agrees as follows:
1.    Release and Indemnity
Subject to Paragraph 9 below, the Employee hereby:
(a)    releases and forever discharges:
(i)    the Employer, its directors, officers, trustees, insurers, shareholders, employees, contractors and agents;
(ii)    all corporations associated or affiliated with the Employer, their directors, officers, trustees, insurers, shareholders, employees, contractors and agents; and
(iii)    the respective heirs, executors, administrators, other legal representatives, predecessors, successors and assigns of the aforesaid corporations, individuals and other entities
(individually, a “Releasee” and, collectively, the “Releasees”) from any and all actions, causes of action, claims, proceedings, applications, complaints and demands whatsoever, whether known or unknown, that have arisen or that may arise at any time in the future (individually, a “Claim” and, collectively, the “Claims”) and, without limiting the generality of the foregoing, all Claims arising from the employment of the Employee with the Employer or the termination, resignation, or cessation of such employment, including all Claims, contractual, statutory or otherwise, under any benefit plan in which the Employee participated or may have been entitled to participate during his employment and all Claims for salary, wages, commissions, incentive compensation, bonuses, discrimination, mental distress, stock options, share awards, RSUs, shares or other securities, benefits, overtime pay, vacation pay, holiday pay, any other form of remuneration, perquisites, termination pay, severance pay, compensation in lieu of notice, damages for wrongful dismissal, payments, rights, or benefits under the Workers’ Compensation Act (Alberta) any other forms of damages and reinstatement in employment, and including any express or implied right under any contract of employment, the common law, or any applicable statute or regulation, including without limitation the Employment Standards Code (Alberta), the Labour Relations Code (Alberta), the Alberta Human Rights Act, and the Workers’ Compensation Act (Alberta);
(b)    agrees he is aware of his rights under human rights legislation, and confirms he is not and does not intend to assert such rights or advance a Claim under human rights legislation relating to his employment with the Employer or the resignation, termination or cessation of such employment, and hereby releases and forever discharges the Releasees from any such Claims;
(c)    agrees, for the benefit of the Releasees, not to make any Claim or take any proceeding with respect to any matter released and discharged herein that may result in any Claim arising against any Releasee for contribution or indemnity or other relief;
(e)    agrees to indemnify and save harmless the Releasees from and against any and all Claims under the Income Tax Act (Canada), any applicable provincial income tax statutes, including any regulations made thereunder, and any other statutes or regulations, for or in respect of any failure on the part of the Releasees to withhold income tax from all or any part of the said consideration and any Losses arising from any such Claims;
(f)    agrees to keep the terms of this Release and Indemnity and the Settlement Terms and the discussions leading up to them completely confidential, and not to disclose the terms of this Release and Indemnity, the Settlement Terms and the discussions leading up to them except to the extent disclosure is required by law or to the extent necessary to permit him to obtain legal and/or financial advice in connection with the Settlement Terms;
(g)    acknowledges and agrees that the Releasees other than the Employer are intended to be third party beneficiaries of this Release and Indemnity and, as such, each of such Releasees are entitled to enjoy the benefits of this Release and Indemnity and have the right to independently enforce the terms of this Release and Indemnity directly against the Employee; and
(h)    to the extent necessary to entitle the Releasees to enjoy the benefits of this Release and Indemnity, appoints the Employer as the trustee for such Releasees of the provisions of this Release and Indemnity that are for their benefit.
2.    Independent Legal Advice
The Employee declares he has received independent legal advice with respect to the Settlement Terms as well as this Release and Indemnity and fully understands them. The Employee hereby voluntarily accepts the Settlement Terms for the purpose of making full and final compromise, adjustment and settlement of all Claims referred to above.
3.    Compliance with the Settlement Terms
This Release and Indemnity will not apply to any Claims the Employee may have relating to the failure or the refusal of the Employer to comply with the Settlement Terms.
4.    No Admission of Liability
The Employee understands and agrees that neither the Settlement Terms nor anything contained herein nor the payment of the said consideration will be construed as an admission of liability by the Releasees.
5.    Governing Law
This Release and Indemnity is governed by and will be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

6.    Benefit
This Release and Indemnity will enure to the benefit of and be binding upon the Employee and the Releasees and their respective heirs, executors, administrators, other legal representatives, successors and assigns.
7.    Return of Property
The Employee agrees that all written and electronic documents, drawings, manuals, letters, notebooks, reports, files, records and similar collections of confidential or proprietary information of the Employer (collectively the “Documents”) are the property of the Employer and confirms that he has returned and delivered all such Documents to the Employer without making or retaining copies of same. The Employee also confirms that he has returned all Employer property he had in his possession. The Employee further agrees and acknowledges that the Employer has returned all of the Employee’s personal property to Employee.
8.    Non-Disparagement
The Employee agrees not to do or say anything that a reasonable person would expect to diminish, impugn, or constrain the Employer’s good will or good reputation or that of any employee, officer or director of the Employer. The Employee agrees not to disparage or seek to injure the Employer’s reputation or the reputation of any employee, officer or director of the Employer. The Employee agrees to refrain from making negative statements regarding the Employer’s methods of doing business, the quality, wisdom or effectiveness of the Employer’s business policies and practices, or the quality of the Employer’s employees, officers, agents, products or services.
9.    Exclusions
This Release does not apply to (a) the Employee’s rights as a shareholder of the Employer, or (b) any rights that the Employee may already have under the Employer’s D&O insurance policies.
10.    Entire Agreement
This Release and Indemnity along with the Settlement Terms constitute the entire agreement between the Employer and the Employee with respect to the subject matter hereof. The Settlement Terms are contractual and not a mere recital.
IN WITNESS WHEREOF BRADLEY GEORGE THOMPSON has executed this Release and Indemnity at Calgary, Alberta on December 5, 2016.

SIGNED AND DELIVERED	)
in the presence of:	)
)
/s/ Michael Aasen	)	/s/ Brad Thompson
Witness	)	BRADLEY GEORGE THOMPSON

SCHEDULE “B”